UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

AMENDMENT NO. 1 ON FORM SCHEDULE 13G Under the Securities Exchange Act of 1934

CHINA NORTH EAST PETROLEUM HOLDINGS, LIMITED
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16941G102
(CUSIP Number)

January 21, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 16941G102

1.	Name of Reporting Person: Lotusbox Investments, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,630,278

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,630,278

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,630,278
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.3%
14.	Type of Reporting Person (See Instructions) IV, CO

CUSIP No. 16941G102

1.	Name of Reporting Person: Harmony Capital Managers Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,630,278

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,630,278

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,630,278
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.3%
14.	Type of Reporting Person (See Instructions) IA, CO

SCHEDULE 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf Lotusbox Investments, Ltd. and Harmony Capital Managers Limited (the “Reporting Persons” ), relating to shares of common stock (the “Common Stock”), of China North East Petroleum Holdings, Limited (“the Issuer”).

Item 1.	(a)	Name of Issuer.

China North East Petroleum Holdings, Limited

	(b)	Address of Issuer’s Principal Executive Offices.

445 Park Avenue, New York, NY 10022

Item 2.	(a)	Name of Person Filing.

Lotusbox Investments, Ltd. Harmony Capital Managers Limited

	(b)	Address of Principal Business Office.

137 Telok Ayer Street #04-04/05 Singapore 068602

	(c)	Citizenship.

Lotusbox Investments Limited (“Lotusbox”), is a British Virgin Islands corporation. Harmony Capital Managers Ltd., (“Harmony”) is a Cayman Islands corporation.

	(d)	Title Class of Securities.

Common Stock

	(e)	CUSIP Number.
CUSIP No. 16941G102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
	(a)	☐ Broker or dealer registered under Section 15 of the Act.
	(b)	☐ Bank as defined in Section 3(a) (6) of the Act.
	(c)	☐ Insurance company as defined in Section 3(a) (19) of the Act.
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	☐ An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.
	(j)	☐ Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

(a) Amount Beneficially Owned

4,630,278 (including 2,600,000 shares issuable underlying warrants)

(b) Percent of Class

16.3%

(c) Number of Shares as to which the person has

(i) Sole power to vote or direct the vote
4,630,278
(ii) Shared power to vote or to direct the vote
N/A
(iii) Sole power to dispose or direct the disposition of
4,630,278
(iv) Shared power to dispose or direct the disposition of
N/A

Item 5	Ownership of Five Percent or Less of a Class.

If this report is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:   January 26, 2010

By:	/s/ Diana The
Name:	Diana The
General Counsel